# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BGM Group Ltd., CIK 0001779578
CUSIP: G7307E123
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street,, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Date of event which requires filing of this statement: 04/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066887

## Reporting persons
- Zefei Lou: type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); sole voting power 8,787,500; shared voting power 0; sole dispositive power 8,787,500; shared dispositive power 0; aggregate amount beneficially owned 8,787,500 (6% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 8,787,500 Class A ordinary shares, par value $0.00833335 per share, of the Issuer held by Innovo Limited, which is wholly held by Ms. Zefei Lou
  
  Note to Row 11:
  
  Based on 145,794,641 ordinary shares, comprising of 125,794,641 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of April 25, 2025 according to records of the Issuer.
- Innovo Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 8,787,500; shared voting power 0; sole dispositive power 8,787,500; shared dispositive power 0; aggregate amount beneficially owned 8,787,500 (6% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 8,787,500 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by Innovo Limited ("Innovo").
  
  Note to Row 11:
  
  Based on 145,794,641 ordinary shares, comprising of 125,794,641 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of April 25, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: BGM Group Ltd.
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street , No. 1703, Tianfu New District Chengdu, F4, 610200.

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i)Innovo Limited ; and
ii)Zefei Lou.
Address of principal business office or, if none, residence:
The principal business office of Ms. Zefei Lou is Unit 1102, 11/F., Brill Plaza, 84 To Kwa Wan Road, To Kwa Wan, Kowloon, Hong Kong SAR.

The principal business office of Innovo Limited is Unit 1102, 11/F., Brill Plaza, 84 To Kwa Wan Road, To Kwa Wan, Kowloon, Hong Kong SAR.
Citizenship:
Innovo is a Hong Kong company.

Ms. Zefei Lou is a citizen of Saint Kitts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Innovo Limited: 8,787,500
Zefei Lou: 8,787,500

Represents 8,787,500 Class A ordinary shares directly held by Innovo Limited, a company incorporated in the Hong Kong SAR. Innovo Limited is wholly owned by Zefei Lou.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 145,794,641 ordinary shares, comprising of 125,794,641 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of April 25, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Innovo Limited: 6.0%
Zefei Lou: 6.0%
Sole power to vote or to direct the vote:
Innovo Limited: 8,787,500
Zefei Lou: 8,787,500

Percent of Aggregate Voting Power:
Innovo Limited: 0.4%
Zefei Lou: 0.4%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Innovo Limited: 8,787,500
Zefei Lou: 8,787,500
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Zefei Lou: /s/Zefei Lou, Zefei Lou (05/06/2025)
- Innovo Limited: /s/Yu Yinghong, Yu Yinghong/Director (05/06/2025)